EXHIBIT 11

                        WESTWOOD FINANCIAL CORPORATION


             STATEMENT REGARDING COMPUTATION OF EARNINGS PER SHARE


                                    Three Months Ended      Nine Months Ended
                                    December 31, 1996       December 31, 1996


      Net Income....................       $215,000               $234,000
                                           ========               ========


      Primary and fully diluted

      Average shares outstanding....        646,672                581,701
                                           ========               ========


      Per share amount..............          $0.33                  $0.40
                                           ========                =======



Earnings per share of common stock for the three and nine months ended December 31, 1996 have been determined by dividing net income for the nine month period by the weighted average number of shares of common stock outstanding.